STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

March 29, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starboard Investment Trust (the “Trust”) File Nos. 333-159484 and 811-22298 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 380 filed with respect to the Adaptive Fundamental Growth Fund (S000042648), Adaptive Hedged Multi-Asset Income Fund (S000026514), Adaptive Tactical Rotation Fund (S000038306), Adaptive Hedged High Income Fund (S000038303), and Adaptive Tactical Outlook Fund (S000038309). The post-effective amendment was filed on Form N-1A on March 25, 2021 (EDGAR Accession Number: 0001464413-21-000058).

This withdrawal is being requested as the submission was inadvertently filed under the incorrect series. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary